EXHIBIT (a)(1)(H)

QUESTIONS & ANSWERS REGARDING
OFFER TO AMEND THE EXERCISE PRICE OF CERTAIN OPTIONS

Additional Q1.      When will these options be amended and available for exercise?

AA1.          We will complete the tender offer on July 6, 2007 at 5:00 pm PDT.  If you have elected to amend your options, we expect you will be able to exercise them on July 13, 2007 unless we extend or inform you otherwise.  We do not anticipate extending the tender offer period at this time

Additional Q2.      I have viewed my affected grants on Smith Barney’s website and they indicate “shares exercisable” is zero.  What happened to my options?

AA2.          To prevent an accidental exercise of discounted options, we have inhibited online trading of those discounted options.   As a result, the website shows “shares exercisable” is zero although this is not the case.  In the event you want to exercise discounted options prior to the completion of the Tender Offer, please contact Smith Barney directly by phone.  We do not recommend you exercise discounted options prior to the completion of the Tender Offer cure because if you do you will be solely responsible for the Section 409A taxes and interest described above.

Additional Q3.      What if I agree to amend my option price but I leave Activision sometime between July 7 and January 11?

AA3.          In this case, you will still receive the cash payment by January 11.  Activision will mail you a check to cover the increase in exercise price; therefore, it is critical you keep your most current address on file with the Company.  Your vested, amended options will have a 30 day exercise window after your termination date in accordance with the incentive plan.

Additional Q4.         If I elect to participate in the Tender Offer, will my amended options be exempt from any other amendment or “repricing”?

AA4.          The intention with this Tender Offer is to correct any measurement date problems such that no further adjustment is needed

Additional Q5.         How can I turn in my form?

AA5.          You may return your election form in person to either Sandy Digilio or Jesse Meschuk in the Corporate HR office.  Alternatively, you may also email the form to 409aoptions@activision.com.  We plan to acknowledge receipt of your form by email.